UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

(Commission File No. 001-14487)

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company

(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8° andar
Rio de Janeiro, R.J.
Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes __ No **X**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Date: April 30, 2003

By _____

Name:	Marcos Grodetsky
Title:	Director of Investor Relations

TELE NORTE LESTE PARTICIPAÇÕES S.A. (BOVESPA: TNLP3 and TNLP4 NYSE: TNE)

NON AUDITED FIRST QUARTER 2003 CONSOLIDATED RESULTS

Rio de Janeiro, April 30, 2003



TNL Participações
Market Value: R$ 10.6 billion
TNLP3: R$ 19.90
TNLP4: R$ 27.55
TNE: US$ 8.25/ADR
(03/31/2003)



Contents

1. Highlights of Consolidated Results

Gross revenues totaled R$ 4,453 million, an increase of 18.5% over 1Q02 and 2.3% over 4Q02. The major changes as compared with 4Q02 were data transmission (+22%), long-distance (+12%) and advanced voice (+12%) services. **Net revenues** amounted to R$ 3,218 million, slightly (0.2%) below 4Q02 figures and 15.6% above 1Q02 levels.

The wireline plant in service comprised 15 million lines at the end of 1Q03, a 1.4% increase over the past 12 months and 0.9% below the plant in service at the end of 4Q02, while the wireless plant in service reached 1.72 million subscribers, of which 78% under prepaid and 22% under postpaid plans.

Wireless services **ARPU** (at Oi) stood at R$ 33, approximately 4.1% above 4Q02 figures, while wireline services **ARPU** (at TMAR) was R$ 67, about 2.2% above 4Q02.

Operating **cash costs and expenses** decreased by 11.4% as compared to 4Q02, totaling R$ 1,743 million.

Provisions for doubtful accounts were equal to 3.2% of gross revenues for the quarter, against 5.6% in the same period of 2002 and 2.8% in 4Q02.

Consolidated EBITDA amounted to R$ 1,476 million, with a 45.9% margin (compared to 39.1% in 4Q02).

Net financial expenses totaled R$ 452 million, up 10.5% from 4Q02.

Consolidated net losses amounted to R$ 112 million, compared to R$ 101 million in 4Q02.

Net debt reached R$ 10,005 million at the end of 1Q03, a 9.7% increase over 4Q02 figures. Net debt balances were mainly impacted by payments of interest on capital (R$ 688 million) and settlement of the last portion relating to the acquisition of Pegasus (R$ 161 million), accounted in other accounts payable on Dec 31, 2002.

Capex totaled R$ 185 million, of which R$ 86 million were allocated to TMAR and R$ 97 million to Oi.

1st Quarter/03

2. Quarterly Summary

1. Operating Performance	Mar-03	Dec-02	Mar-02	Change 1Q03x4Q02
Lines Installed (LI) Mn	17.5	17.5	17.7	-0.2%
Fixed Lines in Service (LIS) Mn	15.0	15.1	14.8	-0.6%
Wireless Subscribers	1.7	1.4	-	23.0%
Digitalization	98.6%	98.5%	97.4%	0.1pp
Employees (wireline)	9,348	9,441	11,889	-1.0%
Wireline Productivity *	1,605	1,604	1,245	0%

* Lines in Service / Full-Time Wireline Employees (excludes Contax and Oi)

2. Financial Performance	1Q03	4Q02	1Q02	Change 1Q03x4Q02
TNE- CONSOLIDATED				
Gross Revenue – R$ Mn	4,453	4,352	3,759	2%
Net Revenue – R$ Mn	3,218	3,226	2,785	-0.2%
EBITDA – R$ Mn	1,476	1,260	1,434	17%
EBITDA Margin - %	45.9	39.1	51.5	6.8pp
Net Income (Loss) – R$ Mn	(112)	(101)	143	11%
EPS (R$ / 1,000 Shares)	(0.30)	(0.27)	0.39	11%
TMAR*				
Gross Revenue – R$ Mn	4,207	4,031	3,760	4%
Net Revenue – R$ Mn	3,041	2,980	2,787	2%
EBITDA – R$ Mn	1,451	1,398	1,448	4%
EBITDA Margin - %	48	47	52	0.8pp
Net Income (Loss) – R$ Mn	252	502	206	-50%
EPS (R$ / 1,000 Shares)	1.04	2.08	0.85	-50%
oi				
Gross Revenue – R$ Mn	313	366		-14%
Net Revenue – R$ Mn	244	291		-16%
EBITDA – R$ Mn	9	(128)		
Net Income (Loss) – R$ Mn	(354)	(377)		-6%
ARPU Médio - R$	33	32		4%

* Consolidated results - includes Pegasus in 1Q03

3. Analysis of Operating Performance

3.1 Wireline (TMAR)

The wireline plant installed – LI – reached 17.5 million lines at the end of 1Q03, a 0.3% decrease from 4Q02, while **the plant in service – LIS –** totaled 15.0 million lines, a 0.9% decrease as compared to 4Q02 and a growth 1.4% on 1Q02. Commercial lines increased by 4.3% as compared with the end of 1Q02.



Chart 1 - Wireline Platform (million lines)

The average plant in service totaled 15.1 million lines in 1Q03, (-0.7% over 4Q02 and +1.6% as compared to 1Q02). Public phones reached 715,000 units at the end of 1Q03 (unchanged from 4Q02).

During the quarter, 622,000 lines were activated and 758,000 disconnected and, at the end of 1Q03, approximately 986,000 lines were blocked.

The evolution and breakdown of blocked lines during the past five quarters is shown in chart 2:



Chart 2 - Lines Blocked (thousand lines)

Chart 3 depicts the evolution of total lines disconnected (for nonpayment, transfers, change in address, etc.) during past quarters and in relation to the average plant in service:

Chart 3 - Lines Disconnected



Of the total plant in service at the end of 1Q03, around 131,000 lines were allocated to ISDN (DVI) service, corresponding to approximately 66,000 Internet accesses. In the same period, total ADSL accesses in service reached 59,000 units, compared with 50,000 at the end of 4Q02. Chart 4 below shows the evolution of broadband accesses in the period under review.

Noteworthy is the growth in Velox (ADSL) share in total accesses, from 15% in 1Q02 to 47% in 1Q03.

Chart 4 - Clients with Broadband Access - ADSL/ISDN
(thousand accesses)



3.2 Wireless

Oi has shown significant growth quarter-on-quarter, with 1.7 million customers at the end of 1Q03, being 78% under prepaid and 22% under postpaid plans. The average subscribers base in 1Q03 reached 1.5 million, an increase of approximately 79.9% as compared to the previous quarter.

Chart 5 - Oi's Subscriber Base (thousands)

As a result of the greater focus on sales to companies during this period, at the end of 1Q03, Oi reached 99,000 customers under corporate plans (5.8% of the total base and 26.1% of the postpaid base), a 65.0% growth as compared to the end of 4Q02.

Oi closed 1Q03 with an estimated market share in its region of 10.6% (4Q02 – 8.9%). Estimated penetration of mobile services in Oi's area of operations stood at approximately 18.2% at the end of the quarter (4Q02 – 17%).

At the end of 1Q03, Oi's coverage reached nearly 400 of the main cities of 14 states in its region (all of them, except for Roraima and Amapá), with 2,557 radio-base stations.

4. Analysis of Consolidated Results

4.1 Consolidated Revenues

Gross revenues amounted to R$ 4,453 million, up 2.3% from 4Q02, essentially due to the significant increase in data transmission (+22.4%), and long-distance revenues (+11.9%), partially offset by the reduction in consolidated wireless revenues (-31.3%), on account of lower handset sales in the quarter. In comparison with 1Q02, the increase was 18.5%, mainly due to the increased local and long-distance services revenues, as well as the start-up of wireless operations.

In 1Q03, net revenues totaled R$ 3,218 million, 0.2% below 4Q02 figures, and 15.6% above 1Q02 levels. The difference between gross and net revenues vary on account of the increase of ICMS tax rates, implemented in the quarter, in certain states of the region, including Rio de Janeiro – representing 31% of total lines in service – where the rate went from 25% to 30%.

TMAR monthly average revenue per user (ARPU) reached R$ 67 in the quarter, increasing by 2.2% and 7.4% over 4Q02 and 1Q02, respectively.

Table 1 shows the revenue breakdown by service in the periods stated:

Table 1

Gross Revenue - R$ Mn	1Q03	%	4Q02	%	1Q02	%	% Change	
							QoQ	YoY
Wireline	**4,234**	**100%**	**4,034**	**100%**	**3,759**	**100%**	**5%**	**13%**
Local (ex - VC1)	1,881	44%	1,863	46%	1,644	44%	1%	14%
Local Fixed-to-Mobile (VC1)	711	17%	665	16%	702	19%	7%	1%
Long Distance (ex - VC2/3)	514	12%	470	12%	342	9%	9%	50%
LD Fixed-to-Mobile (VC2/3)	152	4%	125	3%	121	3%	22%	26%
Network Usage	330	8%	347	9%	426	11%	-5%	-22%
Data	271	6%	221	5%	230	6%	23%	18%
Public Phones	196	5%	182	5%	148	4%	8%	32%
Other	180	4%	161	4%	147	4%	12%	22%
Wireless	**219**	**100%**	**318**	**100%**	**-**	**-**	**-31%**	**-**
Services	**137**	**63%**	**76**	**24%**	**-**	**-**	**81%**	**-**
Subscription	32	15%	17	5%	-	-	91%	-
Outgoing Calls	52	24%	27	8%	-	-	93%	-
Domestic/Inter. Roaming	12	6%	7	2%	-	-	73%	-
Network Usage	35	16%	21	7%	-	-	68%	-
Other SMP Services	6	3%	4	1%	-	-	44%	-
Handset Sales	**82**	**37%**	**242**	**76%**	**-**	**-**	**-66%**	**-**
Total Gross Revenue	**4,453**	**100%**	**4,352**	**100%**	**3,759**	**100%**	**2%**	**18%**
Wireline	4,234	95%	4,034	93%	3,759	100%	5%	13%
Wireless	219	5%	318	7%	-	0%	-31%	0%
Consolidated Net Revenue	**3,218**		3,226		2,785			16%

When comparing the revenues composition for 1Q03 and 1Q02, the following items are worth noting:

- increased long-distance service (including VC2 and VC3) share, from 12% to 16% of total revenues from wireline services;

- wireless service share (already accounting for 5% of total revenues); and

- relative reduction in network usage service (from 11% to 8% of total), mainly due to the Company's market share gains in the long-distance segment.

Following is the analysis of revenue performance of each of the main services in the quarter.

4.1.1 Wireline Services

☏ **Local (monthly subscription, traffic, installation fees and fixed-to-mobile)** gross revenues amounted to R$ 2,592 million, a 10.5% and 2.5% increase over 1Q02 and 4Q02, respectively.

Following we highlight the performance of the main items:

☏ **Monthly subscription** charges amounted to R\$ 1,233 million, up 2.1% and 14.9% from 4Q02 and 1Q02, respectively. The sequential 2.1% growth is exclusively due to the increase in the ICMS tax rate in certain states of the region, in particular Rio de Janeiro (from 25% to 30%). As compared to the same period in the prior year, this growth is attributable to tariff adjustment of June/02, as well as the increase in the average plant in service (1.6%)

⇒ **Pulse-based traffic** revenues reached R\$ 593 million, a 0.7% decrease from 4Q02, due to traffic reduction (2.8%) arising from the fewer number of business days in the period. Compared to 1Q02, revenues went up by 19.3% due to the 5.0% increase in traffic during the period, and the tariff adjustment of June/02.

⇒ **Installation fees** totaled R\$ 25 million, unchanged compared to 4Q02, and 42.8% below 1Q02. The decreased revenues as compared to 1Q02 stems basically from the tariff reduction implemented in June/02.

⇒ **Local fixed-to-mobile calls (VC1)** revenues reached R\$ 711 million, up 6.9% from 4Q02 figures, basically on account of the average tariff increase in February/03, partly offset by a 2.9% traffic reduction in the period. Compared to 1Q02, the increase stood at 1.2%, due to the above mentioned tariff adjustment (of 24.7%, on average), partly offset by the 11.8% drop in traffic.

☏ **Long distance (intra and interregional, international and fixed-to-mobile)** revenues reached R\$ 666 million, with 11.9% and 44.1% increases on figures reported for 4Q02 and 1Q02, respectively.

The change over 4Q02 was due to the increase in the average revenue per minute, as a consequence of lower promotions and discounts in 1Q03, mainly in the intra regional service. The continuous growth of the new services – interregional and international – and the increase in the fixed-to-mobile revenue (VC2 and VC3) due to the tariff increase of Feb/03 also contributed to the sequential increase verified in the quarter.

When comparing to the same period last year, the revenue increase (+44.1%) is explained by the above mentioned factors, in addition to the market share gains and the tariff increase which took place in 2002.

The revenues from the new long distance services – interregional and international – contributed with R\$ 53 million and R\$ 24 million respectively, in the quarter.

☏ **Network usage** revenues totaled R\$ 330 million, down 5.0% and 22.5% from 4Q02 and 1Q02, respectively. These revenues are steadily decreasing mainly due to the Company's market share gains in the long-distance segment, as well as the fact that the other LD operators are installing additional points of presence in Region I.

☏ **Data transmission** revenues totaled R\$ 271 million, up 22.7% from 4Q02, and 17.8% from 1Q02, driven by the consolidation of revenues earned by Pegasus (acquired by TMAR in late December 2002), as well as the expansion in TMAR sales to corporations.

Data services, such as switching packages, frame relay and ADSL are showing a consistent positive performance due to the Company's focus on the offer to the corporate segment of customized packages and of standardized products to the middle market. However, the EILD – leased lines to other operators - revenue has been negatively impacted by the stronger competition and the fact that other LD and wireless operators are constructing their own networks.

☎ **Public telephone** revenues totaled R$ 196 million, up 7.5% and 32.3% from 4Q02 and 1Q02, respectively.

The revenue growth compared to 4Q02 is primarily due to the results from the implementation of anti-fraud measures, as well as higher receivables from other telephone operators for the use, within Telemar region, of cards purchased in other regions (R$ 11 million impact in 1Q03, of which approximately R$ 7 million have a recurring effect). Compared to 1Q02, the increase is mainly attributable to the incorporation in gross revenues (as from 2Q02) of discounts granted, the rate increase of June/02, and the expanded use of Telemar's pick code on long-distance calls.

☎ **Other services:** revenues from "other services" amounted to R$ 180 million, an 11.6% and 22.2% growth on 4Q02 and 1Q02, respectively, arising mainly from: advanced voice services (800/500/300) - revenues equal to R$ 61 million (up 11.9% from 4Q02); additional services (value added/directory queries/change of address) – revenues of R$ 94 million (8.8% increase from 4Q02); and call center services provided by Contax, which booked consolidated revenues of R$ 23.6 million (up 31.1% from 4Q02).

4.1.2 Wireless Services

Consolidated gross wireless revenues reached R$ 219 million, a 31.3% reduction compared to 4Q02, due to the decrease in handset sales (R$ 82 million against R$ 242 million in 4Q02), on account of the seasonal profile (Christmas) of such sales.

Gross revenues at Oi, on a standalone basis, totaled R$ 314 million. The difference between this amount and the consolidated amount reported as "wireless revenues" is primarily due to the elimination of revenues arising from the use by TMAR of Oi's mobile network (interconnection costs at TMAR / Network Usage remuneration at Oi – R$ 62 million), in addition to long-distance international and advanced voice (outside Region I) revenues of R$ 30 million, classified as revenues from "fixed-line services" (and not included in the calculation of Oi's ARPU).

Wireless services (excluding handset sales) revenues amounted to R$ 202 million in 1Q03, a 88.5% increase compared to 4Q02, outperforming the expansion in the average subscriber base in the period (79.9%).

In 1Q03, average revenue per user (ARPU) amounted to R$ 33, approximately 4.1% above 4Q02 figures, reflecting the higher service revenue growth over the average subscriber base during the period. Table 2 summarizes the evolution of ARPU calculation.

Table 2
ARPU *

R$ Mn	3Q02	4Q02	1Q03
Gross Revenue	184	366	313
(-) International Roaming Revenue	(1)	(7)	(11)
(-) Handset Sales Revenue	(146)	(242)	(82)
(-) Domestic and Internacional LD	(2)	(12)	(24)
(-) Advanced Voice Services	-	(4)	(6)
(-) Other SMP Services	-	(1)	(3)
Adjusted Gross revenue (3 months)	**34**	**99**	**188**
Taxes/Deductions	5.0	15.2	31.5
	14.8%	15.3%	16.7%
Adjusted Net Revenue (3 months)	**29**	**84**	**157**
Net Revenue for ARPU calculation	**10**	**28**	**52**
Average Number of Subscribers (thousands)	272	869	1,564
ARPU * (R$)	**36**	**32**	**33**

* Average of monthly averages

4.2 Operating Cash Costs and Expenses

Consolidated operating costs and expenses (ex-depreciation and amortization) amounted to R$ 1,743 million, a 11.4% decrease compared to 4Q02 and a 29.0% increase compared to 1Q02.

The decrease relative to the previous quarter is mainly attributable to materials expenses (-R$ 164 million), on account of the lower level of Oi mobile handset sales, third-party services (-R$ 69 million) and personnel expenses (-R$ 25 million).

The main drivers of the increase in consolidated expenses compared to 1Q02, excluding the impact of Oi (R$ 235 million), were expenses with third-party services at TMAR (R$ 121 million) and interconnection fees (R$ 67 million), due to the increase in TU-M during the period, partly offset by the reduction in the provisions for doubtful accounts (R$ 69 million).

Table 3

	TMAR**			Oi		TNE*		
Costs and Operating Expenses - R$ Mn	**1Q03**	**4Q02**	**1Q02**	**1Q03**	**4Q02**	**1Q03**	**4Q02**	**1Q02**
Interconnection	684	602	587	38	22	654	587	587
Personnel	129	159	156	20	17	204	229	191
Third Party Services	481	529	360	76	106	475	544	310
Materials	37	50	61	88	240	126	290	62
Rent / Insurance	97	140	68	38	37	115	170	92
Other	8	25	14	10	(9)	29	19	14
SubTotal	**1,437**	**1,503**	**1,246**	**270**	**412**	**1,603**	**1,839**	**1,257**
Marketing	6	26	11	10	31	16	63	11
Provision for Doubtful Accounts	127	120	210	14	2	141	122	210
Management Fee	6	15	14	-	-	6	15	14
Other Op. Expenses (Rev), Net	14	(83)	(142)	(58)	(26)	(25)	(73)	(141)
Total	**1,590**	**1,582**	**1,339**	**235**	**419**	**1,743**	**1,966**	**1,351**

* TNE Consolidated - accounts for eliminations of intercompany transactions.
**TMAR Consolidated - Includes Pegasus in 1Q03

In the light of the impact of Oi on consolidated operations and results, as of 3Q02, we analyse below the main changes of operating costs and expenses considering only 1Q03 and 4Q02.

Table 4	TMAR**			Oi		TNE*		
R$ Mn	1Q03	4Q02	1Q02	1Q03	4Q02	1Q03	4Q02	1Q02
Costs and Operating Expenses	**1,590**	**1,582**	**1,339**	**235**	**419**	**1,743**	**1,966**	**1,351**
Interconnection	*684*	*602*	*587*	*38*	*22*	*654*	*587*	*587*
Cost of Services Provided	*444*	*532*	*395*	*165*	*295*	*609*	*838*	*443*
Personnel	54	69	87	3	3	110	120	118
Third Party Services	264	291	197	28	26	249	289	186
Materials	37	40	54	87	240	124	277	55
Rent / Insurance	85	125	51	36	34	101	152	78
Other	5	6	6	10	(9)	25	0	6
Selling Expenses	*277*	*306*	*345*	*71*	*103*	*313*	*358*	*301*
Personnel	37	42	29	9	7	47	50	30
Third Party Services	102	112	90	37	63	102	112	47
Marketing	6	26	11	10	31	16	63	11
Materials	1	4	3	1	-	2	9	2
Rent / Insurance	0	1	2	0	1	1	2	1
Other	2	1	0	0	0	3	0	0
Bad Debt and Acts Receivable Writeoffs	127	120	210	14	2	141	122	210
General and Administrative Expenses	*171*	*225*	*153*	*20*	*26*	*192*	*256*	*160*
Personnel	37	47	40	8	7	48	59	43
Third Party Services	115	125	72	12	17	124	143	78
Management Fee	6	15	14	-	-	6	15	14
Materials	-	5	4	0	-	0	5	4
Rent / Insurance	12	14	15	1	1	13	16	14
Other	1	18	8	0	0	2	18	8
Other Expenses (Income), Net	*14*	*(83)*	*(142)*	*(58)*	*(26)*	*(25)*	*(73)*	*(141)*

* TNE Consolidated - accounts for eliminations of intercompany transactions.

**TMAR Consolidated - Includes Pegasus on 1Q03

Interconnection costs totaled R$ 654 million, up 11.4% from 4Q02. The increase is primarily due to the impact of the 22.0% average increase in mobile interconnection rates (TU-M) in Telemar's region, effective Feb/03.

Cost of services amounted to R$ 609 million, down approximately 27.3% from 4Q02 (R$ 229 million), essentially on account of the seasonal effect of the year end, whose impact on this cost in the quarter was a reduction of R$ 153 million (materials), among other changes, including:

Þ **Third-party services** totaled R$ 249 million, a 13.8% decrease compared to 4Q02. The consolidated reduction arises mainly from lower plaint maintenance expenses, including energy.

Þ **Materials** amounted to R$ 124 million, down 55.2% (-R$ 153 million), from 4Q02, as a result of the decreased volume of mobile handset sales, reflecting the lower growth in Oi's customer base during the period.

Þ **Rent** costs amounted to R$ 101 million, a 33.6% reduction compared to 4Q02. The decrease is primarily due to lower circuit rental expenses at TMAR (IP, corporate services and DLD), on account of the consolidation of Pegasus operations.

Selling expenses totaled R$ 313 million, a 12.6% decrease from 4Q02, as a result of lower marketing expenses (-R$ 47 million), as described below:

Þ **Third-party services** amounted to R$ 102 million, down 8.9% from 4Q02, due to a more significant sales effort at Oi during the 4Q02 (dealer commissions in connection with handset sales and logistics).

Þ **Marketing** expenses totaled R$ 16 million, decreasing by approximately 74.6% compared to the previous quarter, as a result of higher expenses incurred in 4Q02 to consolidate the Oi brand, carry out customer loyalty programs and launch new wireless and wireline DLD products, in addition to Christmas sales' effect.

Þ **Bad Debt** amounted to R$ 141 million, a 15.6% increase compared to 4Q02, equal to 3.2% of gross revenues (4Q02 – 2.8%), as shown in chart 7. Oi recorded the largest impact, with a R$ 12 million increase in 1Q03 compared to 4Q02, primarily as a result of subscription frauds perpetrated by customers who misrepresented personal information. The Company took preventive measures, by adjusting existing processes and implementing new, more effective and stringent systems and processes designed to prevent further frauds. This provision is equal to 4.5% of Oi gross revenues.



Chart 7 - Bad Debt - % Gross Revenue

General and administrative expenses (G&A) amounted to R$ 192 million, down 25.0% from the previous quarter, when non-recurring expenses were booked, as reported in connection with 4Q02 results. Additionally, administrative, legal and IT consulting expenses decreased by R$ 16 million, and personnel expenses decreased by R$ 11 million.

Other operating expenses (revenues): The Company recorded revenue in the amount of R$ 25 million, 65.8% below 4Q02 figures, as a result of the absence of certain TMAR revenues in 1Q03, such as recovery of tax credits and other reversals (reported in the prior quarter).

On the other hand, Oi recorded a non-recurring R$ 47 million revenue in connection with bonuses granted by handset suppliers, in the light of the outstanding operating performance of this company since its inception and resulting high volume of handset sales.

Personnel expenses (CSP, DECOM, G&A): these reached R$ 204 million, decreasing by R$ 25 million in this quarter, as a result of the reduction in TMAR headcount in 4Q02, as shown in the table 5, and one-off severance expenses booked in the previous quarter:

Table 5

Employees	Mar-03	Dec-02	Sep-02	Jun-02	Mar-02
TNE/TMAR	9,348	9,441	10,623	10,921	11,889
Oi	896	846	804	663	570
Contax	19,743	18,449	15,851	11,594	10,397
Total	**29,987**	**28,736**	**27,278**	**23,178**	**22,856**

4.3 Consolidated EBITDA

Consolidated earnings before financial expenses, taxes, depreciation and amortization (EBITDA) reached R$ 1,476 million, a 17.1% increase over 4Q02 figures. EBITDA margin stood at 45.9% in 1Q03 (4Q02 – 39.1%).

Growth in the period arose from the reduction in virtually all wireline expenses – except for interconnection costs. It was also helped by an increase in revenues from wireless services, with a reduction in handset subsidies, and the bonuses and discounts granted to Oi during this quarter. Net deferred charges at Oi totaled R$ 9.3 million, of which R$ 5.7 million relate to subsidies in the sale of handsets with postpaid plans (with R$ 23 million accounted as expenses) and R$ 3.6 million relate to customer activation fees – Fistel (with R$ 5 million accounted as expenses).

Chart 8 depicts the quarterly evolution of consolidated EBITDA and EBITDA margin:



4.4 Equity Accounting

Equity accounting amounted to R$ 45 million (4Q02 – R$ 19 million loss). This result arose from the increase in TMAR shareholders' equity, reflecting income generated and the formation of a capital reserve related to tax incentives (exploitation income – reduction in income tax rates) granted to the Company in the North and Northeast regions, in connection with Brazil's regional development programs.

4.5 Depreciation and Amortization

Depreciation and amortization amounted to R$ 985 million, in line with 4Q02, as described in Table 6:

Table 6

Depreciation & Amortization	1Q03	4Q02	1Q02
Wireline / TNE Holding	**897**	**907**	**954**
Depreciation	838	864	912
Goodwill Amortization (Net)	59	43	42
Wireless	**88**	**74**	**-**
Depreciation	48	26	-
Amortization of the License	21	21	-
Amortization of Deferred Exp.	19	27	-
Total (R$ Mn)	**985**	**981**	**954**

The R$ 16 million increase in 1Q03 in the "goodwill amortization" line is primarily derived from TMAR acquisition of Pegasus, in 4Q02.

4.6 Consolidated Financial Results

In 1Q03, the Company posted net financial expenses in the amount of R$ 452 million (4Q02 - R$ 409 million), mainly as a result of higher interest rates (CDI-based) in the period. The main changes are shown in table 7:

Table 7

Financial Revenue (R$Mn)	1Q03	4Q02	1Q02
Interest on ST Investments	60	(44)	36
Interest on overdue accounts	24	20	19
Interest and monetary variation on loans with subsidiaries	-	3	49
Other	39	96	25
Total	**123**	**75**	**129**
Financial Expenses (R$Mn)		-	
Interest on loans	(189)	(181)	(96)
Monetary and Exchange Variation	429	779	(23)
Currency Swap Result *	(578)	(756)	(64)
Option Premium (amortiz.)	(3)	(11)	(40)
Banking Fees (including CPMF)	(54)	(61)	(26)
Interest on Debentures	(76)	(67)	(58)
Monetary Atualization of Dividens / IOC	(5)	-	(4)
Monetary Atualization of Provisions for Contigencies	(54)	(54)	(21)
PIS and Cofins on financial revenue	(31)	(116)	(10)
Other	(14)	(17)	(2)
Total	**(575)**	**(484)**	**(343)**
Net Financial Result	**(452)**	**(409)**	**(214)**

* Includes interest (CDI) expenses of R$374 million from Swap operations and R$ 67 million from gains with call spread options.

⇒ **Financial income** totaled R$ 123 million, a R$ 48 million increase over the previous quarter, essentially on account of the rise in interest rates (CDI) to 25.6% p.a., on average in 1Q03 (4Q02 – 21.1% p.a.).

⇒ **Financial expenses** totaled R$ 575 million, increasing by approximately R$ 91 million compared with the prior quarter (18,8%). This growth was essentially due to:

- Interest on loans amounting to R$ 189 million, up R$ 8 million from 4Q02.

- PIS, Cofins and IOF charges amounting to R$ 31 million, down R$ 85 million from the prior quarter, as a result of a provision for IOF established in 4Q02 (R$ 125 million), in addition to incidence of PIS/COFINS, also in 4Q02, on revenues from interest on capital.

- Monetary and exchange variations on loans and financing. The R$ 429 million revenues arising from Brazilian currency appreciation were more than offset by higher expenses with currency swap transactions. These expenses, net of R$ 67 million gains on call spread option contractual maturities, totaled R$ 578 million in the quarter. Such expenses include CDI costs on swap transactions in the amount of R$ 374 million (4Q02 - R$ 280 million).

4.7 Net Result

The Company posted a net consolidated loss in the amount of R$ 112 million (R$ 0.30 per thousand shares) compared to a net loss of R$ 101 million in 4Q02 (R$ 0.27 per thousand shares).

TMAR recorded a net income of R$ 252 million, down by approximately 49.7% from 4Q02, as a result of the appropriation in 1Q03 of income tax and social contribution payable in the amount of R$ 144 million (against a reversal of R$ 163 million in the prior quarter, on account of the tax benefit arising from the declaration of interest on own capital in the amount of R$ 850 million).

Oi recorded a net loss for the quarter in the amount of R$ 354 million, down by approximately 6.2% from 4Q02, reflecting improved operating margins, partly offset by increased financial expenses during the period.

5. Analysis of Main Changes in Balance Sheet

5.1 Accounts Receivable

At the end of March, the consolidated balance of accounts receivable (net of R$ 323 million in connection with the provision for doubtful accounts) stood at R$ 3,112 million, a 14.2% increase on 4Q02. This growth arises from TMAR, whose accounts receivable increased by 16.3% (R$ 410 million) over 4Q02 figures, due to increased sales, as well as increased co-billing with other telephone operators, besides the changes in the billing statements, which provoked a punctual postponement of two billing cycles, that should be normalized in the next period.

5.2 Debt/Suppliers/Other Accounts Payable

At the end of 1Q03, the Company's total debt amounted to R$ 11,616 million, of which 70.7% was denominated in foreign currency (96.4% hedged) and 29.3% in local currency. Approximately 17.7% of total debt, or R$ 2,053 million, matures until Mar/04.

The cash and financial investment position at the end of the quarter (R$ 1,611 million) are equal to 78.5% of the debt repayable over the next 12 months, as shown in table 8.

Table 8

R$ Mn	Mar-03	Dec-02	Sep-02	Jun-02	Mar-02
Total Debt	**11,616**	**10,774**	**10,389**	**9,700**	**9,361**
Short Term	2,053	1,769	1,328	1,220	1,424
Long Term	9,563	9,006	9,062	8,481	7,937
(-) Cash	**(1,479)**	**(1,513)**	**(1,229)**	**(573)**	**(1,044)**
(-) Long Term Financial Investments	**(132)**	**(141)**	**(154)**	**-**	**-**
(=) Net Debt	**10,005**	**9,121**	**9,006**	**9,128**	**8,317**

At the end of the quarter, net consolidated debt reached R$ 10,005 million, up 9.7% from 4Q02. The increase in net debt is primarily due to the payment, during this quarter, of interest on capital in the amount of R$ 688 million (including taxes), as well as the settlement of the final portion of the purchase price of Pegasus (R$ 161 million).

Of total maturities in 2003, equal to R$ 1,278 million, some R$ 323 million will be repaid in 2Q03 (chart 9).

Chart 9 - Debt Repayment Schedule



At the end of March/03, local currency debt totaled R$ 3,402 million (including debentures), at a cost of about 20.1% p.a. on average, calculated based on a CDI rate of 26.5% p.a..

Foreign currency debt, in the amount of R$ 8,214 million – net of swap gains of R$ 664 million – bear the following interest rates, on average: Libor + 5% p.a. for U.S.dollar transactions, 1.5% p.a. for Japanese yen transactions, and 12.3% for a basket of currencies (BNDES). As of March/03, approximately 96.4% of all foreign currency loans were hedged, of which 90.6% by means of exchange swap transactions, and 5.8% through financial investments linked to the exchange variation. Nearly 87% of the exchange swap agreements cover the respective contract periods up to their maturity.

Exchange swap transactions transfer foreign exchange fluctuation risk to CDI variation. At the end of the quarter, such transactions were remunerated on average at 100.6% of CDI.

During 1Q03, total funds raised amounted to R$ 1,206 million, broken down as follows: R$ 884 million from Japanese bank JBIC, to finance TMAR's equipment purchases, and R$ 166 million drawn down from the credit facility to finance Oi's investment program and working capital.

The "suppliers" account balances at the end of 1Q03 stood at R$ 1,188 million, a reduction by R$ 447 million compared to year-end 2002 figures, as a result, among other things, of the transfer to "loans and financing" accounts in the quarter, of R$ 152 million at TMAR and R$ 138 million at Oi, besides the cash payment to suppliers, at TMAR, of other contractual obligations.

"Other accounts payable" balances of R$ 271 million at the end of 1Q03 represent a reduction of R$ 110 million compared to year end 2002 balances, primarily due to the payment by TMAR of a portion of the purchase price of Pegasus (R$ 161 million, net of TNE receipts), as shown in table 9:

Table 9

R$ Mn	Mar-03	Dec-02	Sep-02	Jun-02	Mar-02
Net Debt	10,005	9,121	9,006	9,128	8,317
Suppliers	1,188	1,635	1,259	1,245	1,648
Other Accounts Payable	271	381	181	170	165
Total	**11,464**	**11,136**	**10,446**	**10,542**	**10,131**

5.3 Intercompany Loans

Intercompany loans are carried under normal market condictions, and loans and monies due to TNE holding company are remunerated at actual funding costs.

Table 10 compares loans from TNE to subsidiaries, at the end of stated periods:

The increase in TNE loans to TMAR was due to TMAR cash requirements for the initial interest on capital payments (R$ 714 million), settlement of the Pegasus purchase control acquisition (R$ 208 million), and prepayment, at a discount, of amounts due to Pegasus suppliers (R$ 235 million).

Table 10

R$ Mn	Mar-03	Dec-02	Mar-02
TMAR	2,311	1,371	2,070
Oi	2,241	1,862	780
Other	385	458	405
Total	**4,938**	**3,691**	**3,256**

Oi also had to borrow funds from TNE to pay interest on its foreign currency debt (R$ 60 million), in addition to other financial charges (R$ 130 million) and the payment of insurance premia and financial costs related to the loan contracted in December 2002 with the banks Societé Generale, KFW and NIB – Nordic Investment Bank (R$ 127 million).

5.4 Capital Expenditures

Total Capex amounted to R$ 185 million in the quarter, of which R$ 86 million was directed to TMAR (network quality improvement and data transmission), and R$ 97 million to Oi (increase in coverage). Chart 10 shows recent quarterly investments:



Chart 10 - CAPEX - R$ Mn

1Q02	2Q02	3Q02	4Q02	1Q03
440	386	509	697	185

5.5 Summary Cash Flow

Table 11

R$ Mn	1Q03	2,002	2,001
(i) Cash Flow from operating activities	**301.5**	**4,172.3**	**4,928.3**
Net income for the year	(112.2)	(415.6)	140.4
Minority interest in results of operations	48.4	131.9	56.7
Adjustment to reconcile net income to oper. cash:	1,505.7	5,849.8	3,860.5
Interest and monetary variation on loans and financings	540.2	1,953.5	948.2
Depreciation/Amortization	983.8	3,863.1	2,926.4
Others	(22.4)	33.2	(14.1)
Change in Working Capital	(1,136.4)	(1,393.8)	870.7
(ii) Cash flow from investing activities	**(163.9)**	**(2,284.4)**	**(10,834.2)**
Capital expenditures	(184.2)	(2.013.4)	(10.042.0)
Others	20.3	(271.0)	(792.2)
Cash Flow after investing activities	**137.6**	**1,887.9**	**(5,905.9)**
(iii) Cash flow from financing activities	**377.0**	**(1,223.8)**	**5,434.4**
Loans and financing obtained	1,909.2	2,312.2	6,959.7
Amortization of loans and financings	(1,532.2)	(3,536.0)	(1,525.3)
Cash Flow after financing activities	**514.7**	**664.1**	**(471.6)**
Payment of Dividends and Interest on Capital	(548.5)	(386.6)	(386.5)
Increase (decrease) in cash and banks	**(33.8)**	**277.5**	**(858.1)**
Cash and banks at the beginning of the period	1,512.7	1,234.4	2,092.6
Cash and banks at the end of the period	1,478.9	1,512.7	1,234.4

The main item impacting the Company's cash flow in the quarter was the working capital variation, as a consequence of the repayment of contractual obligations with suppliers and the last installment related to Pegasus acquisition by TMAR, besides the increase in the accounts receivable.

6. Main Events of the Quarter

Telemar launches nationwide long-distance service for the corporate market

As of February 27, 2001, Telemar started to provide, through Oi, long-distance national and international services in the states within Region I and in Region III, under *Long-Distance Link 31*, a plan designed for the corporate market. The company is implementing its strategy of rendering global services, offering integrated solutions on a nationwide basis.

At first, the sales effort will target those companies that already use Telemar services in the 16 states comprising its area of activities, with branches in the other states (Regions II and III).

Telemar and Oi team up to offer Virtual PBX

On March 25, 2003, TMAR and Oi announced the integration of certain services to the corporate market, to enable customers to use private networks with fixed-line and mobile telephone extensions, by building a "Virtual PBX" between wireline and wireless telephone services.

Both TMAR's "Voice Net +" and Oi's "Oi Empresas +" are new versions of existing services. "Voice Net" offers a kind of virtual PBX, with remote set up of extensions, at TMAR switching stations. "Oi Empresas" is targeted at Oi's corporate clients, offering free calls between mobile telephones belonging to the same company. By purchasing "Voice Net +" and "Oi Empresas +", corporate customers will have the two original services integrated and will be able to make calls between fixed-line and mobile telephones at zero cost, as if they were calls from one extension to another.

Integrating the two services is a pioneer initiative in Brazil. "Voice Net +" will be offered by TMAR not only in partnership with Oi, but also with other wireless operators who wish to integrate their corporate plans with TMAR's Voice Net +..

Revenues from this service will be shared by TMAR and Oi on a pro rata basis, according to the traffic actually carried by each network, measured separately.

Oi offers "Hotspots Wi-Fi"

Wi-Fi ("wireless fidelity", or high-speed wireless access to the internet) is one of the tools offered by Oi to reach the corporate market throughout Brazil. The offer of wireless access to the internet will be supplemented by IP links from the Pegasus network. Oi has entered into an agreement with a hotel chain to implement Wi-Fi hotspots at hotels and flats. By the end of 2003, some 80 to 100 hotspots are scheduled to be installed at that hotel chain facilities. Installation at the first two hotels (in Rio de Janeiro and São Paulo) will be completed during 2Q03. Oi is also negotiating the installation of hotspots at airports, shopping malls and other hotel chains.

Other information already disclosed to the market and available in our website:

- **Capital increase at TNE**

Link **http://www.telemar.com.br/docs/TNE_Capital_Increase_2003.pdf**

- **Telemar enters into a R$ 180 million agreement to manage ABN-AMRO's data network**

Link http://www.telemar.com.br/docs/telemar_real_march19_03.pdf

- **TNE appoints new CFO**

Link http://www.telemar.com.br/docs/new_tne_cfo.pdf

7. Operating and Financial Summary

Financial Focus	1Q03	4Q02	3Q02	2Q02	1Q02
EBITDA Margin	45.9%	39.1%	41.7%	47.2%	51.5%
Net Margin	-3.5%	-3.1%	-12.4%	-2.7%	5.1%
ARPU - TMAR (R$)	67.3	65.9	65.4	62.1	62.7
AEPU - TMAR (R$)*	32.7	30.9	31.8	29.8	32.5
ARPU - Oi	33.1	31.8	36.3	-	-
Net Debt / EBITDA (12 months)	1.9	1.7	1.8	2.3	2.2
Net Debt / Net Revenue (12 months)	0.8	0.8	0.8	0.8	0.8

* Average EBITDA per User - monthly

Productivity Focus					
Number of repair request / 100 Lines	3.4	3.7	4.3	4.1	3.6
Repair response rate	97.9%	97.2%	91.8%	81.9%	90.8%
Billing Complaints/ 1000 Bills	2.9	3.2	3.3	2.63	2.4
Local call completion rate	67.8%	66.3%	66.4%	66.0%	65.9%
DLD call completion rate	68.3%	68.0%	67.3%	67.2%	66.9%
Lines in Service per Employee (wireline)	1,605	1,604	1,423	1,368	1,245

Market/Client Focus					
Fixed Lines in Service (Th.)	15,005	15,141	15,114	14,945	14,803
Residential %	76.0%	76.0%	76.4%	76.0%	75.9%
Commercial %	18.8%	18.8%	18.4%	18.5%	18.5%
Others %	5.1%	5.1%	5.2%	5.5%	5.6%
Utilization rate	85.9%	86.4%	85.8%	84.6%	83.5%
ADSL in Service	58,950	49,926	21,695	17,890	13,657
Oi's Total Clients (Th.)	1,722	1,401	502	-	-
Prepaid	1,343	1,123	401	-	-
Post paid	379	278	101	-	-

Human Resources Focus					
Full-time Employees – Total	29,987	28,736	27,278	23,178	22,856
Wireline	9,348	9,441	10,623	10,921	11,889
Contax	19,743	18,449	15,851	11,594	10,397
Oi	896	846	804	663	570
Net Revenue / Wireline Employees (R$ Th.)	108	105	93	85	78
EBITDA / Wireline Employees (R$ Th.)	52	49	45	41	41

Growth / Innovation Focus					
Lines Installed (Th)	17,471	17,520	17,612	17,656	17,721
Digitalization Rate	98.6%	98.5%	97.8%	97.6%	97.4%
Capital Expenditures (R$ Million)	185	697	509	386	440
Wireline	86	440	232	126	228
Oi	97	243	255	251	196
Contax	2	13	23	9	16

Capital Market Focus					
Tele Norte Leste (TNLP / TNE)					
Market Value (end of period) - R$ Million	10,575	10,479	8,199	10,863	11,052
Average Daily Volume (PN) - R$ Million	71	69	60	79	83
ADRs Outstanding (Million ADRs)	110	106	93	102	103
ADR Average Daily Volume (US$ Million)	11	10	13	17	20
Telemar Norte Leste (TMAR)					
Market Value (end of the period) - R$ Million	8,991	11,054	9,580	12,267	12,513
Average Daily Volume (TMAR5) - R$ Million	11	10	9	12	12

8.1 Balance Sheet - TNE Consolidated

R$ million	3/31/2003	12/31/2002	9/30/2002	6/30/2002	3/31/2002
TOTAL ASSETS	**26,972**	**27,485**	**26,140**	**25,661**	**26,261**
Current Assets	**6,292**	**6,089**	**5,409**	**4,736**	**4,950**
Cash and ST Investments	1,479	1,513	1,229	573	1,044
Accounts Receivable	3,112	2,725	2,623	2,401	2,227
Loans Receivable	-	-	12	9	16
Recoverable Taxes	1,158	1,457	1,267	1,462	1,309
Inventories	147	109	91	83	58
Other Current Assets	396	286	185	208	296
Long Term Assets	**2,460**	**2,362**	**2,049**	**1,612**	**1,778**
Recoverable Taxes	1,555	1,681	1,525	1,252	1,405
Other	904	681	524	360	373
Permanent Assets	**18,220**	**19,034**	**18,682**	**19,313**	**19,533**
Investments	393	433	162	158	159
Property Plant and Equipment	17,236	17,965	17,868	18,200	18,735
Deferred	591	636	652	955	639

	3/31/2003	12/31/2002	9/30/2002	6/30/2002	3/31/2002
TOTAL LIABILITIES	**26,972**	**27,485**	**26,140**	**25,661**	**26,261**
Current Liabilities	**4,391**	**5,513**	**3,609**	**3,385**	**4,439**
Suppliers	1,188	1,635	1,259	1,245	1,648
Loans and Financing	2,053	1,769	1,328	1,220	1,424
Payroll and Related Accruals	262	260	175	140	161
Taxes	466	765	542	475	500
Dividends Payable	151	703	124	135	540
Other Accounts Payable	271	381	181	170	165
Long Term Liabilities	**11,473**	**10,817**	**10,712**	**10,078**	**9,554**
Loans and Financing	9,563	9,006	9,062	8,481	7,937
Taxes	1	1	1	1	1
Contingency Provisions	1,872	1,773	1,616	1,563	1,579
Other Accounts Payable	37	38	32	33	38
Minority Interest	**2,100**	**2,034**	**2,111**	**2,107**	**2,102**
Shareholders' Equity	**9,008**	**9,120**	**9,708**	**10,090**	**10,166**

8.2 Balance Sheet - TMAR

R$ million	31/3/2003*	31/12/2002*	9/30/2002	6/30/2002	3/31/2002
TOTAL	**19,898**	**20,403**	**19,761**	**20,176**	**20,740**
Current Assets	**4,019**	**3,687**	**3,629**	**3,531**	**3,257**
Cash and ST Investments	221	171	164	80	0
Accounts Receivables - Services	2,928	2,518	2,523	2,354	2,201
Loans Receivable	0	-	9	9	8
Recoverable Taxes	657	836	785	922	774
Inventories	47	42	33	33	40
Other Current Assets	165	121	116	134	234
Long Term Assets	**1,584**	**1,672**	**1,403**	**1,262**	**1,334**
Recoverable Taxes	932	1,134	974	919	977
Other	652	539	430	342	356
Permanent Assets	**14,296**	**15,044**	**14,729**	**15,384**	**16,149**
Investments	352	410	26	25	23
Property Plant and Equipment	13,943	14,633	14,702	15,359	16,125
Deferred	1	1	-	-	-

	31/3/2003*	31/12/2002*	9/30/2002	6/30/2002	3/31/2002
TOTAL	**19,898**	**20,403**	**19,761**	**20,176**	**20,740**
Current Liabilities	**5,045**	**5,794**	**4,747**	**4,904**	**4,698**
Suppliers	1,065	1,358	1,049	1,076	1,436
Loans and Financing	3.138	3.025	2.889	3.045	1.828
Payroll and Related Accruals	178	174	119	95	104
Taxes	334	568	429	443	457
Dividends Payable	87	216	68	79	694
Other Accounts Payable	244	453	193	166	178
Long Term Liabilities	**3,909**	**3,985**	**4,059**	**4,308**	**5,102**
Loans and Financing	2,222	2,376	2,511	2,654	3,674
Taxes	1	1	1	1	1
Contingency Provisions	1,654	1,576	1,520	1,469	1,393
Other Accounts Payable	32	32	27	183	33
Shareholders' Equity	**10,944**	**10,624**	**10,956**	**10,965**	**10,940**

* Consolidated Figures (Pegasus acquisition)

8.3 Balance Sheet - Oi

R$ million	3/31/2003	12/31/2002	9/30/2002
TOTAL ASSETS	**4,671**	**4,501**	**4,089**
Current Assets	**676**	**634**	**441**
Cash and ST Investments	0	12	119
Accounts Receivable	281	308	137
Recoverable Taxes	133	118	89
Inventories	100	66	59
Other Current Assets	161	130	37
Long Term Assets	**348**	**231**	**184**
Recoverable Taxes	205	203	184
Other	144	27	0
Permanent Assets	**3,647**	**3,637**	**3,464**
Property, Plant and Equipment	3,065	3,039	2,852
Deferred Assets	582	598	612

	3/31/2003	12/31/2002	9/30/2002
TOTAL LIABILITIES	**4,671**	**4,501**	**4,089**
Current Liabilities	**938**	**591**	**397**
Suppliers	294	460	307
Loans and Financing	472	2	-
Payroll and Related Accruals	38	38	11
Taxes	87	80	68
Other Accounts Payable	46	12	11
Long Term Liabilities	**4,671**	**4,494**	**3,901**
Loans and Financing	4,670	4,493	3,900
Contingency Provisions	1	2	1
Shareholders' Equity	**(938)**	**(584)**	**(209)**

9.1 Income Statement – TNE Consolidated

R$ million	1Q03	4Q02	3Q02	2Q02	1Q02
Wireline Services Revenues					
Revenue from Local Services	2,591.6	2,527.5	2,600.6	2,378.0	2,345.5
Subscription Charges	*1,233.0*	*1,208.0*	*1,223.2*	*1,076.5*	*1,073.4*
Pulses	*592.5*	*596.6*	*614.5*	*539.4*	*496.7*
Installation	*24.7*	*24.6*	*29.9*	*43.6*	*43.2*
Collect Calls	*29.3*	*32.1*	*33.6*	*29.4*	*29.8*
Other Revenues	*1.6*	*1.5*	*0.7*	*0.6*	*0.6*
Fixed-to-Mobile (VC1)	*710.5*	*664.7*	*698.8*	*688.4*	*701.8*
Long Distance Revenues	666.0	595.1	545.5	463.6	462.1
Intra-State	*309.6*	*298.4*	*297.7*	*260.4*	*254.0*
Inter-State	*127.4*	*117.8*	*106.0*	*88.7*	*87.5*
Inter-Regional	*52.5*	*41.1*	*17.6*	*-*	*-*
International	*24.1*	*12.5*	*2.5*	*-*	*-*
Fixed-to-Mobile (VC2 and VC3)	*152.5*	*125.4*	*121.6*	*114.5*	*120.6*
Advanced Voice Revenue	60.9	54.4	60.1	71.7	73.1
Public Telephone Revenue	195.7	182.0	179.7	159.2	147.9
Additional Services Revenue	94.1	86.5	77.5	72.1	66.4
Network Usage Remuneration	329.8	347.2	329.9	394.8	425.5
Data Transmission Services Revenue	271.0	220.9	232.0	222.9	230.0
EILD	*85.9*	*90.3*	*94.6*	*90.3*	*98.1*
SLDD / SLDA	*86.3*	*61.9*	*68.5*	*71.3*	*73.9*
IP Services	*39.7*	*25.5*	*23.8*	*23.1*	*19.5*
Packet switch and frame relay	*27.9*	*20.2*	*24.4*	*21.3*	*21.4*
Other Data Services	*31.2*	*23.0*	*20.7*	*16.8*	*17.1*
Other Wireline Services	25.1	20.4	16.0	12.0	7.9
Total Wireline Services Revenues	**4,234.3**	**4,034.0**	**4,041.4**	**3,774.2**	**3,758.5**
Wireless Services Revenues					
Subscription Charges	32.1	16.8	4.0	-	-
Outgoing Calls	51.6	26.8	6.4	-	-
Domestic/Internacional Roaming	12.3	7.1	1.5	-	-
Handsets Revenue	81.5	242.3	145.7	-	-
Network Usage Remuneration	35.4	21.1	6.4	-	-
Other SMP Services	5.9	4.1	1.0	-	-
Total Wireless Service Revenues	**218.8**	**318.3**	**164.9**	**-**	**-**
Gross Operating Revenue	**4,453.1**	**4,352.3**	**4,206.3**	**3,774.2**	**3,758.5**
Taxes and Deductions	1,234.8	1,126.2	1,123.5	993.8	973.9
Net Operating Revenue	**3,218.3**	**3,226.1**	**3,082.9**	**2,780.4**	**2,784.6**
Operating Expenses	1,742.6	1,966.0	1,797.5	1,469.2	1,351.0
Cost of Services	*608.9*	*838.4*	*704.6*	*434.7*	*442.7*
Interconnection Costs	*653.7*	*586.8*	*595.7*	*599.3*	*587.4*
Selling Expenses	*312.5*	*358.2*	*309.4*	*274.8*	*301.2*
General and Administrative Expenses	*192.1*	*255.8*	*204.8*	*174.8*	*160.3*
Other Op. Expenses (Rev), net	*(24.6)*	*(73.1)*	*(17.1)*	*(14.3)*	*(140.6)*
EBITDA	**1,475.7**	**1,260.0**	**1,285.4**	**1,311.2**	**1,433.6**
Margin %	*45.9%*	*39.1%*	*41.7%*	*47.2%*	*51.5%*
Equity Accounting	(44.9)	19.3	(8.5)	1.5	6.3
Depreciation and Amortization	985.1	980.7	974.6	953.9	954.0
EBIT	**535.5**	**260.0**	**319.3**	**355.8**	**473.3**
Financial Expenses	574.9	484.0	1,021.4	614.9	343.0
Financial Revenues	122.8	74.9	162.6	135.7	128.9
Non Operating Expenses (Rev)	22.5	(34.9)	6.0	-1.8	2.3
Income Before Tax and Social Contribution	**60.9**	**(114.2)**	**(545.5)**	**-121.5**	**256.9**
Income Tax and Social Contribution	113.5	(207.8)	(192.7)	-45.1	74.3
Employee Profit Sharing	11.2	98.2	32.7	0.0	-
Minority Interest	48.4	96.1	(3.9)	0.0	39.6
Net Income	**(112.3)**	**(100.7)**	**(381.6)**	**-76.3**	**143.1**
Margin %	*-3.5%*	*-3.1%*	*-12.4%*	*-2.7%*	*5.1%*
Outstanding Shares	*375,065*	*375,065*	*375,065*	*375,065*	*369,470*
Income (Loss) per thousand shares (R$)	*(0.299)*	*(0.269)*	*(1.018)*	*(0.204)*	*0.387*
Income (Loss) per ADR (US$)	*(0.086)*	*(0.073)*	*(0.326)*	*(0.081)*	*0.163*

9.2 Income Statement – TMAR *

R$ million	1Q03	4Q02	3Q02	2Q02	1Q02
Revenue from Local Services	2,591.6	2,527.5	2,600.6	2,378.0	2,345.5
Subscription Charges	*1,233.0*	*1,208.0*	*1,223.2*	*1,076.5*	*1,073.4*
Pulses	*592.5*	*596.6*	*614.5*	*539.4*	*496.7*
Installation	*24.7*	*24.6*	*29.9*	*43.6*	*43.2*
Collect Calls	*29.3*	*32.1*	*33.6*	*29.4*	*29.8*
Other Revenues	*1.6*	*1.5*	*0.7*	*0.6*	*0.6*
Fixed-to-Mobile (VC1)	*710.5*	*664.7*	*698.8*	*688.4*	*701.8*
Long Distance Revenues	641.9	582.6	543.0	463.6	462.1
Intra-State	*309.6*	*298.4*	*297.7*	260.4	254.0
Inter-State	*127.4*	*117.8*	*106.0*	88.7	87.5
Inter-Regional	*52.5*	*41.1*	*17.6*	-	-
Fixed-to-Mobile (VC2 and VC3)	*152.5*	*125.4*	*121.6*	114.5	120.6
Advanced Voice revenue	60.4	53.5	60.1	71.7	73.1
Public Telephone Revenue	195.7	182.0	179.7	159.2	147.9
Additional Services Revenue	94.1	86.5	77.5	72.1	66.4
Network Usage Remuneration	336.4	353.1	330.6	394.8	425.5
Data Transmission Services Revenue	287.2	245.9	249.9	232.2	239.8
Gross Operating Revenue	**4,207.4**	**4,031.2**	**4,041.6**	**3,771.5**	**3,760.4**
Taxes and Deductions	1,166.2	1,051.6	1,090.5	993.2	973.5
Net Operating Revenue	**3,041.2**	**2,979.6**	**2,951.1**	**2,778.2**	**2,787.0**
Operating Expenses	1,589.8	1,581.9	1,554.1	1,418.4	1,338.6
Cost of Services	*444.3*	*531.7*	*455.1*	*447.1*	*395.4*
Interconnection Costs	684.4	601.8	607.2	592.4	587.4
Selling Expenses	*276.6*	*306.1*	*293.5*	*264.9*	*345.1*
General and Administrative Expenses	*170.9*	*225.1*	*180.5*	*168.1*	*152.8*
Other Op. Expenses (Rev), net	*13.6*	*(82.8)*	*17.7*	*(54.1)*	*(142.1)*
EBITDA	**1,451.3**	**1,397.8**	**1,397.1**	**1,359.9**	**1,448.4**
Margin %	*47.7%*	*46.9%*	*47.3%*	*48.9%*	*52.0%*
Equity Accounting	2.8	-	-	0.0	-
Depreciation and Amortization	841.9	851.6	872.0	898.3	902.2
EBIT	**606.6**	**546.2**	**525.0**	**461.5**	**546.2**
Financial Expenses	280.0	216.4	562.9	492.6	255.4
Financial Revenues	75.1	36.9	30.3	29.4	32.3
Non Operating Expenses (Rev)	(4.9)	(35.4)	10.1	0.5	2.2
Income Before Tax and Social Contribution	**406.5**	**402.1**	**(17.8)**	**(2.2)**	**320.8**
Income Tax and Social Contribution	144.4	(163.2)	(24.4)	-2.0	114.7
Employee Profit Sharing	9.8	63.4	27.2	0.0	-
Net Income	**252.3**	**501.9**	**(20.6)**	**(0.2)**	**206.1**
Margin %	*8.3%*	*16.8%*	*-0.7%*	*0.0%*	*7.4%*
Outstanding Shares	*241,740*	*241,740*	*241,832*	*241,600*	*241,615*
Income (Loss) per thousand Shares (R$)	*1.044*	*2.076*	*(0.085)*	*(0.001)*	*0.853*

* Includes Pegasus in 1Q03

9.3 Income Statement – Oi

R$ million	1T03	4T02	3T02
Wireless Services Revenues	**283.8**	**349.6**	**181.0**
Subscription	32.1	16.8	4.0
Outgoing Calls	51.6	26.8	6.4
Domestic/Internacional Roaming	12.3	7.1	1.5
Handsets Sales	81.5	242.3	145.7
Network Usage Remuneration	97.7	51.1	22.5
Additional Services	5.9	4.1	1.0
Other SMP Services	2.8	1.4	-
International Long Distance Service Revenue	**24.1**	**12.4**	**2.4**
Advanced Voice Service Revenue	**5.6**	**4.3**	**-**
Gross Operating Revenue	**313.5**	**366.4**	**183.5**
Taxes and Deductions	69.2	75.5	*31.7*
Net Operating Revenue	**244.3**	**290.9**	**151.8**
Operating Expenses	235.1	419.2	326.6
Cost of Services Provided	*164.5*	*294.5*	*249.4*
Interconnection Costs	*38.1*	*21.7*	*4.6*
Selling Expenses	*70.7*	*103.2*	*77.6*
General and Administrative Expenses	*20.3*	*25.6*	*19.7*
Other Op. Expenses (Rev), net	*(58.6)*	*(25.8)*	*(24.7)*
EBITDA	**9.2**	**(128.3)**	**(174.8)**
Margin %	*3.8%*	*-44.1%*	*-115.1%*
Depreciation	85.4	73.9	47.7
EBIT	**(76.2)**	**(202.2)**	**(222.4)**
Financial Expenses	276.8	178.2	240.3
Financial Revenues	0.9	16.5	0.3
Non Operating Expenses (Rev)	0	0	-
Income Before Tax and Social Contribution	**(352.1)**	**(363.9)**	**(462.4)**
Income Tax and Social Contribution	-	(7.0)	(116.0)
Employee Profit Sharing	1.4	20.1	4.2
Net Income	**(353.5)**	**(377.0)**	**(350.6)**

10. Next Events


Conference Call

Date: Monday, May 05, 2003

Time: 11:00 a.m. (Eastern time)

Access: 1-888-318-6432 (USA)

        1-334-260-0508 (Other Countries)

Security Code: Telemar

Replay: 1-800-858-5309 (USA)

        1-334-323-7226 (Other Countries)

Replay Pass code: 40487
Replay Access code: 20453


A slide presentation will be available in our website one hour before the call, at the following link:

(www.telemar.com.br/ri/docs/confcall1Q03.ppt)

FOR MORE INFORMATION, PLEASE, CONTACT:

TNE– INVESTOR RELATIONS TEAM	**GLOBAL CONSULTING GROUP**
invest@telemar.com.br	Richard Huber (richard.huber@tfn.com)
Pho: 55 (21) 3131 1314/13/15/16	Mariana Crespo (mariana.crespo@tfn.com)
	Pho: 1 (212) 807 5026 / 014
	Fax: 1 (212) 509 5824

This presentation contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. This presentation contains non-audited results which may differ from the final audited ones.